

June 14, 2013

<u>Via E-mail</u>
David W. Crane
Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

      Re: **GenOn Energy, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 27, 2013
               Response dated May 8, 2013
               File No. 001-16455
               GenOn Americas Generation, LLC
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 27, 2013
               File No. 333-63240
               GenOn Mid-Atlantic, LLC
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 27, 2013
               File No. 333-61668

Dear Mr. Crane:

      We have reviewed your response dated June 4, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

GenOn Energy, Inc. Form 10-K for the Year Ended December 31, 2012

Financial Statements for the Year Ended December 31, 2012

Note 2 – Summary of Significant Accounting Policies, page 65

Predecessor and Successor Reporting, page 65

1. Please refer to comment 20 in our letter dated April 19, 2013 and your response dated May 8, 2013. Based on your response, we understand that the primary difference between the held and used impairment test for PP&E performed in July 2012 and the fair value calculation for PP&E performed at the merger consummation date is the use of market participant assumptions about future cash flows (as opposed to internal management assumptions) and the discounting of cash flows to present value. Please respond to the following:

    •   Please explain to us in detail, and quantify by major property/equipment groups or individual generating unit, how you determined the fair value of PP&E of $3.9 billion. In your submission of the fair value determination, please indicate the major characteristics of each plant; such as the fuel source, nameplate capacity, year placed into service and the method of determining fair value. If you used comparable sales value to determine fair value on some units, show us how cash flows were determined by GenOn's management in evaluating those units for impairment and how internally assumed cash flows could be considered reasonable when discounted and compared to the comparable sales value.

    •   Please contrast the method(s) used to determine the cash flows discounted for purchase accounting with the method used by GenOn's management to compute gross cash flows in determining and measuring long-lived impairment. To the extent that there were differences between market participant assumptions and GenOn management's assumptions about future cash flows, please quantify the amount(s) and explain the reason for these differences in detail.

    •   Please advise whether GenOn's management performed a held and used impairment test subsequent to July 2012 through the close of the merger and the results of such test.

    •   Please show us what impairment would have been at July 2012 had a discounted cash flow approach been used and entity specific assumptions.

    •   Lastly, please provide the following information or its equivalent in reasonable detail:

- o Please tell us your major assumptions if you used a model to derive fair value and whether you made any assumptions for extensions of licenses, early retirement or use of plant beyond its depreciable life in your projection(s) of cash flow.

- o To the extent you used comparable sales transactions of similar generating units or other items of property, plant and equipment in estimating fair value, please provide us the details of the comparable transactions utilized.

- o Please explain how you compensated for the differences between the assets you acquired versus the assets of comparable transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions you may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Gerald T. Nowak, P.C.
        Kirkland & Ellis LLP